Amai Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020, & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Amai Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 11, 2022
Vincenzo Mongio

Statement of Financial Position

| | As of December 31, | |
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	25,576	4,821
Prepaid Expenses	3,643	-
Inventory	7,471	4,817
Total Current Assets	36,690	9,638
TOTAL ASSETS	36,690	9,638
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	51	520
Loans Payable - Related Party	75,000	25,000
Sales Tax Payable	-	13
Total Current Liabilities	75,051	25,534
TOTAL LIABILITIES	75,051	25,534
EQUITY		
Member Capital	(38,361)	(15,896)
TOTAL LIABILITIES AND EQUITY	36,690	9,638

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	4,385	2,782
Cost of Revenue	6,816	7,718
Gross Profit	(2,431)	(4,936)
Operating Expenses		
Advertising and Marketing	886	2,355
General and Administrative	8,187	6,873
Research and Development	17	-
Rent and Lease	2,595	2,664
Total Operating Expenses	11,684	11,892
Operating Income (loss)	(14,115)	(16,828)
Other Expense		
Other	800	800
Total Other Expense	800	800
Provision for Income Tax	-	-
Net Income (loss)	(14,915)	(17,628)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(14,915)	(17,628)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(469)	520
Inventory	(2,654)	(4,817)
Prepaids	(3,643)	-
Other	(13)	13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(6,780)	(4,283)
Net Cash provided by (used in) Operating Activities	(21,695)	(21,911)
FINANCING ACTIVITIES		
Loans - Related Party	50,000	25,000
Member Contributions	8,633	18,119
Member Distributions	(16,183)	(16,387)
Net Cash provided by (used in) Financing Activities	42,450	26,732
Cash at the beginning of period	4,821	-
Net Cash increase (decrease) for period	20,755	4,821
Cash at end of period	25,576	4,821

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	-
Capital Contributions	18,119
Capital Distributions	
Net Income (Loss)	(17,628)
Ending Balance 12/31/2020	(15,896)
Capital Contributions	8,633
Capital Distributions	(16,183)
Net Income (Loss)	(14,915)
Other	-
Ending Balance 12/31/2021	(38,361)

Amai Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Amai Inc. (“the Company”) was originally formed in California on March 27, 2019, as Amai LLC. The Company underwent conversion to a Delaware C-Corp August 3, 2022. The Company earns revenue by creating and manufacturing edible and compostable containers. The Company’s headquarters is in Carlsbad, California. The Company’s customers will be located in North America.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company’s management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of one specific product. Revenue is recognized at the time of shipment, net of any discounts and returns. Orders placed online are fulfilled and shipped the same day. Payments are received from Customers at the time the order is placed online.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

Upon conversion the Company reserved 50,000 shares of common stock for its option pool.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received money from a family member of the CEO for working capital. The related party loaned the Company $25k in 2020 and another $50k in 2021. There is no formal loan agreement for these amounts. The Company converted this loan into a SAFE in August 2022, as explained in subsequent events.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases a 10x10 storage unit requiring monthly payments of $202 for 2021 and 2020. In July 2021 the Company prepaid the monthly rent of 12 months, reducing the monthly payment to $190.50. The current operating lease is month-to-month. There are no future minimum lease payments required. The lease can be canceled with a 7-day written notice.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

NOTE 6 – EQUITY

At the present time, the company is operating on a percent ownership basis.

See "Note 7 – Subsequent Events".

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 11, 2022, the date these financial statements were available to be issued.

The Company entered into a long-term (5-year) note payable agreement, for working capital, with a family member of the CEO for $100,000, accruing interest at 2%, in May 2022.

The Company converted to a Delaware Corporation on August 3, 2022.

The Company has the authority to issue 1M Common Stock shares, par value of $0.001 per share. As of September 30, 2022, 940,000 shares have been issued.

The Company entered into a SAFE agreement with a family member of the CEO in August 2022 for an exchange of $75,000. The Post-Money Valuation Cap is $7,500,000.

The Company entered into a "Rent to Own" equipment lease agreement with a third party in September 2022. Equipment cost is $91,490. Monthly payments of $762 plus 3% interest (36 months) will begin once the equipment is installed and fully operational. Equipment is expected to be installed and put into use in January 2023.

As of the date of these financials, the Company has reservations for its crowdfunding campaign totaling approximately $310,000. Investors will have to reconfirm their commitment once the Company's Form C is filed.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations during both years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.